UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of May, 2004

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                                      830 - 11 May 2004



                                  SPIRENT PLC

                         CHAIRMAN'S 2004 AGM STATEMENT





At the Annual General Meeting of Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, held today John Weston, Chairman, made the following statement:



"Spirent's overall trading performance in the first quarter of 2004 was in line with expectations after allowing for the impact of the continuing weakness of the US dollar to sterling exchange rate. On an organic, constant currency basis group turnover was up 9 per cent compared with the first quarter of last year.



"In the Communications group we have started to see some more encouraging trends in spending by our customers. The Performance Analysis division has benefited from our broad portfolio of products, particularly in next-generation broadband and wireless technologies, with quarterly order intake up appreciably over the same period last year. We have also seen some signs of a return of confidence among network service providers but as previously stated we expect the Service Assurance division's performance to lag a recovery. We continue to extend our existing capabilities in IP services and expand our product offering internationally.



"Our Network Products group delivered a good performance in the first quarter benefiting from the introduction of new products and applications in its principal markets. As anticipated our Systems group's exports in the first quarter of 2004 have been impacted by the weakness of the US dollar.



"The satisfactory start to 2004 we reported in our 2003 preliminary results announcement in February has continued into April. While we have seen indications of a pick up in spending by our customers, we continue to be cautious as to the extent of this recovery."



                                    - ends -



Enquiries


Nicholas Brookes, Chief Executive            Spirent plc    +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations

Catherine Nash                               Spirent plc    +44 (0)1293 767676

Media

Jon Coles/Rupert Young                       Brunswick      +44 (0)20 7404 5959



About Spirent



Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. Our Network Products business is a developer and manufacturer of innovative solutions for fastening, identification, protection and connectivity in electrical and communications networks marketed under the global brand HellermannTyton. The Systems group comprises PG Drives Technology, which develops power control systems for specialist electrical vehicles in the mobility and industrial markets, and an aerospace business that provides ground-based logistics support software systems for the aviation market. Further information about Spirent plc can be found at www.spirent.com



Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.



Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks are held by their respective companies. All rights reserved.



This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the effects of competition on our business; the extent of recovery in customers' spending; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally and realise product synergies; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our ability to successfully adopt cost structures to respond to changes in business conditions; our ability to improve efficiency and adapt to economic changes and other changes in demand; changes in the business, financial condition or prospects of one or more of our major customers; our reliance on third party manufacturers and suppliers; risks of not retaining or increasing market share; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; changes in exchange rate or market conditions in the markets in which we participate or in general economic or political conditions; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.



             Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 11 May, 2004                       By   ____/s/ Luke Thomas____

                                                    (Signature)*